August 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Puget Sound Energy, Inc.

Acceleration Request for Registration Statement on Form S-3, as amended

File No. 333-266649

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Puget Sound Energy, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on Tuesday August 23, 2022 or as soon as possible thereafter, or at such other time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company authorizes Andrew Bor, counsel to the Company, to make any such request on its behalf.

The Company acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PUGET SOUND ENERGY, INC.

By:	/s/ Steve Secrist
Steve Secrist
Senior Vice President, General Counsel and Chief Ethics and Compliance Officer